SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 5 July 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Annual Information Update made on 7 June 2010
Enclosure 2	Annual Update of Existing Euro Medium Term Note made on 10 June 2010
Enclosure 3	Director/PDMR Shareholding made on 18 June 2010
Enclosure 4	Transaction in Own Shares made on 22 June 2010
Enclosure 5	Director/PDMR Shareholding made on 22 June 2010
Enclosure 6	BSKYB and BT sign contract for Sky Sports 1 made on 28 June 2010
Enclosure 7	Transaction in Own Shares made on 29 June 2010
Enclosure 8	Transaction in Own Shares made on 29 June 2010
Enclosure 9	Director/PDMR Shareholding made on 30 June 2010
Enclosure 10	Total Voting Rights made on 30 June 2010
Enclosure 11	Director/PDMR Shareholding made on 2 July 2010

Enclosure 1

BT Group plc - Annual Information Update

7 June 2010
ANNUAL INFORMATION UPDATE
As required under the Prospectus (Directive 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the 2010 Annual Report and Form 20-F BT Group plc is pleased to provide its Annual Information update, in relation to information that has been published or made available to the public from 1 April 2009 up to and including 7 June 2010.
This Annual Information Update is being made available on our website
http://www.btplc.com/Thegroup/Ourcompany/Companyprofile/Governance/AnnualInformationUpdate/index.htm
1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

The announcements can be accessed by CTRL + click on the announcement, or from our website;
http://www.btplc.com/sharesandperformance/index.cfm

01/06/2010	BT Group PLC - Transaction in Own Shares
28/05/2010	BT Group PLC - Total Voting Rights
27/05/2010	BT Group PLC - Director Declaration
26/05/2010	BT Group PLC - Annual Financial Report
26/05/2010	BT Group PLC - Annual Financial Report
25/05/2010	BT Group PLC - Transaction in Own Shares
19/05/2010	BT Group PLC - Director/PDMR Shareholding
18/05/2010	BT Group PLC - Transaction in Own Shares
13/05/2010	BT Group PLC - Holding(s) in Company
13/05/2010	BT Group PLC - Director/PDMR Shareholding
13/05/2010	BT Group PLC - Transaction in Own Shares
13/05/2010	BT Group PLC - BT GROUP plc PRELIMINARY RESULTS
04/05/2010	BT Group PLC - Transaction in Own Shares
30/04/2010	BT Group PLC - Total Voting Rights
27/04/2010	BT Group PLC - Transaction in Own Shares
13/04/2010	BT Group PLC - Transaction in Own Shares
06/04/2010	BT Group PLC - Transaction in Own Shares
06/04/2010	BT Group PLC - Transaction in Own Shares
31/03/2010	BT Group PLC - Total Voting Rights
31/03/2010	BT Group PLC - Transaction in Own Shares
30/03/2010	BT Group PLC - Director/PDMR Shareholding
30/03/2010	BT Group PLC - Director/PDMR Shareholding
30/03/2010	BT Group PLC - Director/PDMR Shareholding
24/03/2010	BT Group PLC - Transaction in Own Shares
22/03/2010	BT Group PLC - Transaction in Own Shares
17/03/2010	BT Group PLC - Transaction in Own Shares
10/03/2010	BT Group PLC - Transaction in Own Shares
05/03/2010	BT Group PLC - NOTIFICATION OF MAJOR INTEREST IN SHARES
03/03/2010	BT Group PLC - Director/PDMR Shareholding
03/03/2010	BT Group PLC - Transaction in Own Shares
26/02/2010	BT Group PLC - Total Voting Rights
24/02/2010	BT Group PLC - Transaction in Own Shares
17/02/2010	BT Group PLC - Transaction in Own Shares
17/02/2010	BT Group PLC - Holding(s) in Company
16/02/2010	BT Group PLC - Director/PDMR Shareholding
15/02/2010	BT Group PLC - Director/PDMR Shareholding
12/02/2010	BT Group PLC - Director/PDMR Shareholding
11/02/2010	BT Group PLC - BT & TRUSTEE AGREEMENT ON TRIENNIAL FUNDING
11/02/2010	BT Group PLC - RESULTS FOR THE THIRD QUARTER
10/02/2010	BT Group PLC - Director/PDMR Shareholding
10/02/2010	BT Group PLC - Transaction in Own Shares
10/02/2010	BT Group PLC - Additional directorship appointment
09/02/2010	BT Group PLC - Director/PDMR Shareholding
02/02/2010	BT Group PLC - Transaction in Own Shares
29/01/2010	BT Group PLC - Total Voting Rights
26/01/2010	BT Group PLC - Transaction in Own Shares
21/01/2010	BT Group PLC - Transaction in Own Shares
19/01/2010	BT Group PLC - Transaction in Own Shares
18/01/2010	BT Group PLC - BT DISPOSES OF MOSAIC PLATFORM TO TATA COMMUNICATI
13/01/2010	BT Group PLC - NOTIFICATION OF MAJOR INTEREST IN SHARES
13/01/2010	BT Group PLC - NOTIFICATION OF MAJOR INTEREST IN SHARES
12/01/2010	BT Group PLC - Transaction in Own Shares
12/01/2010	Speedy Hire PLC - Two New Contracts and Two Contract Extensions
08/01/2010	BT Group PLC - JEFF KELLY JOINS BT AS CEO BT GLOBAL SERVICES
31/12/2009	BT Group PLC - Total Voting Rights
30/12/2009	BT Group PLC - Transaction in Own Shares
22/12/2009	BT Group PLC - Transaction in Own Shares
18/12/2009	BT Group PLC - BT ANNOUNCES BOARD CHANGE
15/12/2009	BT Group PLC - Transaction in Own Shares
08/12/2009	BT Group PLC - Transaction in Own Shares
07/12/2009	BT Group PLC - Holding(s) in Company
01/12/2009	BT Group PLC - Transaction in Own Shares
30/11/2009	BT Group PLC - Total Voting Rights
19/11/2009	BT Group PLC - Holding(s) in Company
13/11/2009	BT Group PLC - Transaction in Own Shares
12/11/2009	BT Group PLC - Interim Results
03/11/2009	BT Group PLC - Transaction in Own Shares
30/10/2009	BT Group PLC - Total Voting Rights
27/10/2009	BT Group PLC - Transaction in Own Shares
15/10/2009	BT Group PLC - BT GLOBAL SERVICES COMPLETES FRENCH DISPOSAL
13/10/2009	BT Group PLC - Transaction in Own Shares
06/10/2009	BT Group PLC - Holding(s) in Company
05/10/2009	BT Group PLC - Director/PDMR Shareholding
01/10/2009	BT Group PLC - Transaction in Own Shares
30/09/2009	BT Group PLC - Total Voting Rights
16/09/2009	BT Group PLC - Director/PDMR Shareholding
15/09/2009	BT Group PLC - Director/PDMR Shareholding
08/09/2009	BT Group PLC - Director/PDMR Shareholding
28/08/2009	BT Group PLC - Total Voting Rights
19/08/2009	BT Group PLC - Holding(s) in Company
18/08/2009	BT Group PLC - Director/PDMR Shareholding
14/08/2009	BT Group PLC - Annual Information Update
11/08/2009	BT Group PLC - Director/PDMR Shareholding
04/08/2009	BT Group PLC - Director/PDMR Shareholding
03/08/2009	BT Group PLC - Transaction in Own Shares
31/07/2009	BT Group PLC - Total Voting Rights
31/07/2009	BT Group PLC - Disposal of German consulting service
30/07/2009	BT Group PLC - 1st Quarter Results
22/07/2009	BT Group PLC - BT and Vodafone Ireland Agreement
17/07/2009	BT Finance BV - Annual Financial Report
16/07/2009	BT Group PLC - Result of AGM
15/07/2009	BT Group PLC - AGM Statement
15/07/2009	Computacenter PLC - Re Contract
02/07/2009	BT Group PLC - Transaction in Own Shares
01/07/2009	BT Group PLC - Transaction in Own Shares
30/06/2009	BT Group PLC - Total Voting Rights
30/06/2009	BT Group PLC - Transaction in Own Shares
22/06/2009	BT Group PLC - Directorships of publicly quoted companies
22/06/2009	KCom Group PLC - Strategic Agreement
22/06/2009	Cashbox PLC - BT Agreement
18/06/2009	BT Group PLC - Appointment of Senior Independent Director
18/06/2009	BT Group PLC - Holding(s) in Company
17/06/2009	BT Group PLC - Tony Ball to join BT Board
16/06/2009	BT Group PLC - Holding(s) in Company
15/06/2009	BT Group PLC - Director/PDMR Shareholding
01/06/2009	BT Group PLC - Director/PDMR Shareholding
29/05/2009	BT Group PLC - Total Voting Rights
28/05/2009	BT Group PLC - Sir Michael Rake appointed to easyJet Board
27/05/2009	BT Group PLC - Annual Financial Report
21/05/2009	BT Group PLC - Holding(s) in Company
21/05/2009	BT Group PLC - Director/PDMR Shareholding
18/05/2009	BT Group PLC - Director/PDMR Shareholding
18/05/2009	BT Group PLC - Director/PDMR Shareholding
14/05/2009	BT Group PLC - Preliminary Results
30/04/2009	BT Group PLC - Directorate Change
30/04/2009	BT Group PLC - Total Voting Rights
16/04/2009	BT Group PLC - Maarten van den Bergh to stand down from Shell
16/04/2009	BT Group PLC - Director/PDMR Shareholding
15/04/2009	BT Group PLC - Director/PDMR Shareholding
06/04/2009	BT Group PLC - Sir Michael Rake to join easyJet Board

2. Documents filed at Companies House
All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.
Date	Type	Description

03/06/2010	SH04	Notice of sale or transfer of treasury shares by a plc
28/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
27/05/2010	AA	Annual Accounts made up to 31/03/10
20/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
18/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
11/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
04/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
28/04/2010	AR01	Annual Return made up to 30/03/2010
23/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
24/03/2010	SH04	Notice of sale or transfer of treasury shares by a plc
22/03/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/03/2010	SH04	Notice of sale or transfer of treasury shares by a plc
08/03/2010	SH04	Notice of sale or transfer of treasury shares by a plc
26/02/2010	SH04	Notice of sale or transfer of treasury shares by a plc
22/02/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/02/2010	SH04	Notice of sale or transfer of treasury shares by a plc
04/02/2010	SH04	Notice of sale or transfer of treasury shares by a plc
02/02/2010	TM01	Appointment terminated - Deborah Lathen
02/02/2010	SH04	Notice of sale or transfer of treasury shares by a plc
27/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
22/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
19/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
14/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
13/01/2010	TM01	Appointment terminated - Hanif Lalani
11/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
03/01/2010	SH04	Notice of sale or transfer of treasury shares by a plc
18/12/2009	SH04	Notice of sale or transfer of treasury shares by a plc
03/12/2009	SH04	Notice of sale or transfer of treasury shares by a plc
01/12/2009	SH04	Notice of sale or transfer of treasury shares by a plc
23/11/2009	SH04	Notice of sale or transfer of treasury shares by a plc
04/11/2009	SH04	Notice of sale or transfer of treasury shares by a plc
16/10/2009	SH04	Notice of sale or transfer of treasury shares by a plc
15/10/2009	AD03	Register moved to SAIL address
15/10/2009	AD02	SAIL address created
08/10/2009	SH04	Notice of sale or transfer of treasury shares by a plc
17/09/2009	288a	Director appointed - Tony Ball
08/08/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
31/07/2009	RES01	Resolutions passed at AGM on 15/07/2009
31/07/2009	MEM/ARTS	New Articles of Association
24/07/2009	288b	Director resigned - Maarten van den Bergh
08/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
08/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
06/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
02/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
01/06/2009	288b	Director resigned - Matti Alahuhta
28/05/2009	AA	Annual Accounts made up to 31/03/09
28/04/2009	363a	Annual Return made up to 30/03/09
24/04/2009	288c	Directors particulars changed - Tony Chanmugam

All of the documents above are available for download from the Companies House website at:
www.companieshouse.gov.uk
or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.
3. Documents submitted to the FSA
Each of the documents below was submitted to the FSA on or around the dates indicated.
26/06/2010	Annual Report &Form 20-F 2010
26/06/2010	Summary financial statement & notice of meeting 2010
26/06/2010	Proxy card 2010
17/07/2009	Resolutions after AGM 2009
26/05/2009	Shareholder magazine - Forward
26/05/2009	Annual Review & Notice of Meeting 2009 (inc summary financial statement)
26/05/2009	Annual Report & Form 20-F 2009

Documents sent to the FSA can be viewed at the Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.
The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website:
http://www.btplc.com/Sharesand performance/index.cfm
The information referred to in this Annual Information Update was correct when it was published but may now be out of date.

Enclosure 2

RNS PUBLICATION FORM

Annual Update of Existing Euro Medium Term Note Programme

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 10 June 2010 (the "Prospectus") relating to the annual  update of British Telecommunications public limited company's ("BT") existing US$15,000,000,000 Euro Medium Term Note Programme.

The Prospectus includes details of the Arranger and Dealer as well as updated information incorporated by reference from BT's Annual Report & Form 20-F 2010.

To view the Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4414N_-2010-6-10.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf,
London E14 5HS.
For further information, please contact
BT Investor Relations
Tel: +44 20 7356 4909
E-mail: investorrelations@bt.com

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
CLIVE SELLEY
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
SIR MICHAEL RAKE
CLIVE SELLEY
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
N/A
8 State the nature of the transaction
THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
N/A
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
N/A
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
N/A
14. Date and place of transaction
17 JUNE 2010 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING: SHARES: 109,523 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEMES: OPTIONS OVER 13,595 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 46,493 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  31,895 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  47,939 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  47,936 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  95,552 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  151,001 SHARES

BT GROUP SPECIAL INCENTIVE AWARD: OPTIONS OVER 53,259 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

16. Date issuer informed of transaction
17 JUNE 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
17 JUNE 2010
18. Period during which or date on which it can be exercised
01 AUGUST 2015
19. Total amount paid (if any) for grant of the option
NIL
20. Description of
shares
or debentures involved (
class
and number)
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
SIR MICHAEL RAKE - £1.04
CLIVE SELLEY - £1.04
22. Total number of
shares
or debentures over which options held following notification
SIR MICHAEL RAKE
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 1,485 SHARES.

CLIVE SELLEY
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 1,485 SHARES

23. Any additional information
NIL
24. Name of contact and telephone number for queries
ANDREW BENNETT - 020 7356 6027
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANDREW BENNETT
Date of notification
18 JUNE 2010
END

Enclosure 4

Tuesday 22 June 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,834 ordinary shares at a minimum price of 68 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,301,668 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,925,361.

The above figure (7,753,925,361) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
ROEL LOUWHOFF

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING OF AWARD UNDER THE BT GROUP RETENTION SHARE PLAN
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction
VESTING OF AWARDS UNDER THE BT GROUP RETENTION SHARE PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
ROEL LOUWHOFF
SHARES VESTING UNDER THE RETENTION SHARE PLAN - 152,870
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
ROEL LOUWHOFF
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.353
14. Date and place of transaction
22 JUNE 2010, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES - 487,690
BT GROUP DEFERRED BONUS PLAN: SHARES - 287,034
BT GROUP INCENTIVE SHARE PLAN: SHARES - 771,631
.
16. Date issuer informed of transactions
22 JUNE 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
MARIE STOCKWELL
Date of notification
22 JUNE 2010
END

Enclosure 6

DC10-150                                                                                                 June 28, 2010
BSKYB AND BT SIGN CONTRACT FOR SKY SPORTS 1 AND SKY SPORTS 2

BT and Sky have signed a contract for the wholesale supply of Sky Sports 1 and Sky Sports 2 to BT.
     The contract means that BT customers will be able to sign up for the subscription channels from early July. BT Vision customers will be able to view Sky Sports 1 and Sky Sports 2 from August 1, in time for the start of the Premier League football season on August 14.
     BT will be revealing its pricing shortly.
     Gavin Patterson, chief executive of BT Retail, said: "We are delighted to have reached this milestone, which means that we can be certain of offering Sky Sports 1 and Sky Sports 2 to our customers before the football season kicks off.  We know our customers will be keen to sign up for the two channels."
ends

Enclosure 7

Tuesday 29 June 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 273 ordinary shares at a price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,301,395 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,925,634.

The above figure (7,753,925,634) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 29 June 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 562,990 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 396,738,405 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,745,488,624

The above figure (7,745,488,624) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
ROEL LOUWHOFF

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
EQUINITI SHARE PLAN TRUSTEES LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT OF AWARD UNDER THE BT GROUP ALLSHARE INTERNATIONAL PLAN
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction
GRANT OF AWARD UNDER THE BT GROUP ALLSHARE INTERNATIONAL PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
ROEL LOUWHOFF
SHARES GRANTED UNDER THE ALLSHARE INTERNATIONAL PLAN - 114
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
ROEL LOUWHOFF
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.3157
14. Date and place of transaction
28 JUNE 2010, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES -
487,804
BT GROUP DEFERRED BONUS PLAN: SHARES -
534,323
BT GROUP INCENTIVE SHARE PLAN: SHARES -

1,194,347
.
16. Date issuer informed of transactions
30 JUNE 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A………………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANDREW BENNETT - 020 7356 6027
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANDREW BENNETT
Date of notification
30 JUNE 2010
END

Enclosure 10

Wednesday 30 June 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 396,738,405 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,754,488,624.
The above figure (
7,754,488,624
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY)  LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
ILFORD TRUSTEES (JERSEY)  LIMITED
8 State the nature of the transaction
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
IAN LIVINGSTON
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 1675769
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 898,212

TONY CHANMUGAM
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 707,546
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 258,431

SALLY DAVIS
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 297,914
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 208,940

JEFF KELLY
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 729890
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 64595

ROEL LOUWHOFF
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -

422,716
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 247,289

GAVIN PATTERSON
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 744,786
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 272,033

CLIVE SELLEY
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 223435
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 47109

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
N/A
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
£1.342667
14. Date and place of transaction
25 JUNE 2010, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
: S
HARES -
1,085,674
BT GROUP DEFERRED BONUS PLAN: SHARES -
1,541,828
BT GROUP INCENTIVE SHARE PLAN:  SHARES -
5,146,430
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES -
205,629
BT GROUP DEFERRED BONUS PLAN: SHARES -
411,739
BT GROUP INCENTIVE SHARE PLAN: SHARES -
1,805,252
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS
PERSONAL HOLDING
:
SHARES -
233,653
BT GROUP DEFERRED BONUS PLAN: SHARES -
458,345
BT GROUP INCENTIVE SHARE PLAN: SHARES -
842,328
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 343,732 SHARES

JEFF KELLY
PERSONAL HOLDING: SHARES -
222,550
BT GROUP DEFERRED BONUS PLAN: SHARES -
64,595
BT GROUP INCENTIVE SHARE PLAN: SHARES -
1,515,986
.

ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES -
487,804
BT GROUP DEFERRED BONUS PLAN: SHARES -
534,323
BT GROUP INCENTIVE SHARE PLAN: SHARES -

1,194,347

GAVIN PATTERSON
PERSONAL HOLDING: SHARES -
410,342
BT GROUP DEFERRED BONUS PLAN: SHARES -
413,822
BT GROUP INCENTIVE SHARE PLAN: SHARES -
2,446,087
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES
.

CLIVE SELLEY
PERSONAL HOLDING
:
SHARES -
46,493
BT GROUP DEFERRED BONUS PLAN: SHARES -
127,770
BT GROUP INCENTIVE SHARE PLAN: SHARES -
246,553
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
74,028
SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
24,575
SHARES.

16. Date issuer informed of transactions
1 JULY 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
MARIE STOCKWELL
Date of notification
2 JULY 2010
END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 5 July 2010